Western Asset Emerging Markets Debt Fund Inc.

55 Water Street

New York, New York 10041

May 28, 2008

VIA EDGAR

Re:	Request to Withdraw Registration Statement on Form N-14
(Registration No. 333-149963 and 811-21343) Originally Filed March 28, 2008

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Western Asset Emerging Markets Debt Fund Inc. (the “Registrant”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Registration Statement on Form N-14 (the “Registration Statement”).

On March 28, 2008, the Registrant filed the Registration Statement through the EDGAR system. This filing has an SEC Securities Act file number of 333-149963. Due to an administrative oversight, the Registrant inadvertently filed under a Form N-14 file type, rather than the proper N-14 8(C) file type. No securities were sold or issued in connection with the Registration Statement.

The Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. The Registrant will file under the correct Form N-14 8(C) file type shortly hereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact Rafael Vasquez of Simpson Thacher & Bartlett LLP (212) 455-3566.

Sincerely,

/s/ William J. Renahan
William J. Renahan
Assistant Secretary